Exhibit 99.2
Pursuant to FINRA Rule 2310(b)(5) and 2231(c), Gladstone Land Corporation (the “Company”) determined the estimated value as of March 31, 2023, of its 5.00% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”), $25.00 stated value per share, with the assistance of a third-party valuation service. In particular, the third-party valuation service reviewed the amount resulting from the consolidated total equity of the Company (as reflected on the Company’s Condensed Consolidated Balance Sheet within its Quarterly Report on Form 10-Q for the period ended March 31, 2023 (the “Form 10-Q”), which was prepared in accordance with U.S. generally accepted accounting principles), adjusted for the fair value of its long-term assets (i.e., its real estate holdings) and long-term liabilities (each as disclosed within the Form 10-K (to which this exhibit is attached) under “Non-GAAP Financial Information—Net Asset Value”), divided by the number of shares of the Company's Series E Preferred Stock outstanding. Based on this methodology and because the result from the calculation above is greater than the $25.00 per share stated value of the Company's Series E Preferred Stock, the Company has determined that the estimated value of its Series E Preferred Stock as of March 31, 2023, is $25.00 per share.